UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
March 31, 2006
Commission File Number: 1-14636
ABITIBI-CONSOLIDATED INC.
(Exact name of registrant as specified in its charter)
1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC.
(Registrant)

	(s)	JACQUES P.VACHON
Date: March 31, 2006	By:
Jacques P. Vachon
Senior Vice-President, Corporate Affairs and Secretary

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders of Abitibi-Consolidated Inc. will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montréal, Québec, Canada, on Tuesday, May 9, 2006 at 11:00 a.m. (Montréal time) for the following purposes:
1.	to receive the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2005 and the auditors’ report thereon;
2.	to elect the directors for the ensuing year;
3.	to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;
4.	to consider the shareholder proposals attached as Schedule A to the attached Management Proxy Circular; and
5.	to transact such other business as may properly come before the meeting or any reconvened meeting following its adjournment.
Montréal, March 13, 2006
By Order of the Board,
(signed)
Jacques P. Vachon
Senior Vice-President, Corporate Affairs & Secretary
Shareholders who are unable to attend the Annual Meeting of Shareholders in person are requested to complete the enclosed form of proxy and return it to Computershare Trust Company of Canada at 100 University Avenue, Suite 900, Toronto, Ontario M5J 2Y1, by May 8, 2006.
Call Georgeson Shareholder Communications Canada Inc. at 1-866-433-7579 should you have any questions with respect to the Annual Meeting.

VOTING INFORMATION
Who is soliciting my proxy?
The management (“Management”) of Abitibi-Consolidated Inc. (the “Company”) is soliciting your proxy for use at the annual meeting of shareholders of the Company (the “Meeting”) to be held on May 9, 2006. In connection with this solicitation, Management is providing you with this information circular (the “Management Proxy Circular”).
How will the solicitation be made?
The solicitation will be made primarily by mail. You will be required to sign and return the enclosed proxy form to ensure your votes are exercised at the Meeting. The Company has also retained the services of Georgeson Shareholder Communications Canada Inc. to solicit proxies, among other services. The cost of solicitation and such other services is estimated at approximately $45,000 and will be borne by the Company.
What will I be voting on?
At this year’s Meeting, you will be voting on:
1.	The election of directors of the Company;

2.	The appointment of PricewaterhouseCoopers LLP as the Company’s auditors; and

3.	The shareholder proposals attached hereto as Schedule A (the “Shareholder Proposals”).
How will these issues be decided?
A simple majority of votes cast, either by proxy or in person, will constitute approval of each of the items specified in this Management Proxy Circular.
How many votes do I have?
Each shareholder is entitled to one vote for each common share held at the close of business on March 21, 2006, being the record date.
The list of shareholders entitled to vote will be available for inspection on and after March 21, 2006, during usual business hours, at the office of Computershare Trust Company of Canada and at the Meeting.
How many shares are eligible to vote?
The number of common shares outstanding on March 21, 2006 will be equal to the number of eligible votes. On March 2, 2006, the Company had 440,174,994 common shares outstanding.
Are there any principal shareholders?
As of March 2, 2006, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company’s outstanding common shares, except the following:
–	Quebecor Inc. (“Quebecor”) which is the registered holder of 44,821,024 common shares representing approximately 10.18% of the Company’s outstanding common shares; and

–	Capital Group International, Inc. (“CGII”), which is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over common shares of the Company. The investment management companies, which include a “bank” as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the common shares of the Company. However, by virtue of Rule 13d-3 under the Securities Exchange Act of 1934, CGII may be deemed to “beneficially own” 55,802,180 common shares, representing 12.68% of the Company’s outstanding common shares.
Who counts the votes and is it confidential?
Proxies are counted by the transfer agent of the Company, namely Computershare Trust Company of Canada (the “Transfer Agent”).
The Transfer Agent preserves the confidentiality of individual shareholder votes except:
a)	when the shareholder clearly intends to communicate his or her individual position to Management, and
b)	as necessary to comply with legal requirements.
How do I vote?
If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting, or in advance by proxy as explained below. If your shares are held in the name of a nominee, please see the instructions below under the heading “How can a Non-Registered or Beneficial Shareholder vote? ”.
How do I vote in advance by proxy?
Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxy holder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxy holder. The individuals named in the enclosed proxy form are directors of the Company. However, you may appoint another individual to represent you at the Meeting, including an individual that is not a shareholder. You may do so by striking the names printed on the proxy form and inserting another person’s name in the blank space provided or by completing another proxy form. To ensure being counted, the completed proxy forms must be deposited with the Transfer Agent by May 8, 2006.
How will my proxy be voted?
On the proxy form, you may indicate how you want your proxy holder to vote your shares, or you can let your proxy holder decide for you.
If you have specified on the proxy form how you want your shares to be voted on a particular issue (by indicating FOR, AGAINST or WITHHOLD) then your proxy holder must vote your shares accordingly.
If you have not specified on the proxy form how you want your shares to be voted on a particular issue, then your proxy holder may vote your shares as he or she sees fit.
Unless contrary instructions are provided, common shares represented by proxies received by Management, will be voted:
(a)	FOR the election of directors named in this Management Proxy Circular,

(b)	FOR the appointment of the auditors named in this Management Proxy Circular and authorizing the directors to fix the auditors’ remuneration, and

(c)	AGAINST the Shareholder Proposals.

What if amendments or other matters are brought to the Meeting?
The enclosed proxy form gives the individuals named on it the authority to use their discretion in voting on amendments to or variations of matters identified in the notice of meeting and other matters, which may come before the Meeting. At the time of printing this Management Proxy Circular, Management knows of no such amendments, variations or other matters. If any matters, which are not now known, should properly come before the Meeting, the individuals named in the proxy form will vote on such matters in accordance with their best judgment.
What if I want to revoke my proxy?
You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the registered office of the Company not later than May 8, 2006, or to the Chairman of the Meeting on the day of the Meeting or any adjournment, or to the Transfer Agent no later than May 8, 2006.
How can a Non-Registered or Beneficial Shareholder vote?
If your common shares are not registered in your own name, then they are being held in the name of an intermediary, which is usually a trust company, a security dealer or broker or another financial institution or in the name of a clearing agency of which the intermediary is a participant. This kind of shareholder is called either a non-registered or a beneficial shareholder or owner.
There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).
Issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents, pursuant to National Instrument 54-101, entitled “Communication with Beneficial Owners of Securities of Reporting Issuers” (“NI 54-101”), and use this NOBO list for distribution of proxy-related materials directly to NOBOs.
The Company delivers proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Transfer Agent. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent will provide both telephone and internet voting for NOBOs as described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive.
With respect to OBOs, in accordance with the requirements of NI 54-101, the Company has also distributed copies of the proxy-related materials to the clearing agencies and intermediaries for distribution to such OBOs.

The intermediaries are required to forward the proxy-related materials to a beneficial owner unless he or she has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials. If you are an OBO and have not waived your right to receive the meeting materials, you will either:
1.	receive a proxy, which is signed by the intermediary (typically by a facsimile, stamped signature) and already indicates the number of common shares you beneficially own but that is otherwise uncompleted. You do not need to sign this form. If you wish to submit a proxy, you should properly complete the proxy form and deposit it with the Transfer Agent; or
2.	more typically, receive a voting instruction form, which you must complete and sign in accordance with the directions on the voting instruction form provided by the Transfer Agent.
The majority of brokers now delegate the responsibility for obtaining voting instructions to ADP Investor Communications (“ADP”). ADP typically will send a proxy form by mail and ask that it be returned to them (the ADP form also allows voting by telephone and Internet). ADP tabulates the results and provides the instructions to the brokers respecting the voting of shares to be represented at the Meeting. As a beneficial owner, a proxy form received from ADP cannot be used to vote your shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have your shares voted.
How can a Non-Registered Shareholder vote at the Meeting?
Should you wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), simply strike out the names of the persons indicated in the proxy form and insert your (or such other person’s) name in the blank space provided. In the case of a voting instruction form, follow the corresponding directions on the form. In either case, you should carefully follow the instructions of your intermediary and its service company and ensure that instructions respecting the voting of your shares are communicated to the appropriate person.

BUSINESS OF THE ANNUAL MEETING
1. FINANCIAL STATEMENTS
The Company’s consolidated financial statements for the year ended December 31, 2005, the report of the auditors thereon and the comparative financial statements for the years ended December 31, 2004 and 2003, which will be placed before the shareholders at the Meeting, are contained in the Company’s Annual Report that accompanies this Management Proxy Circular.
2. ELECTION OF DIRECTORS
The articles of the Company stipulate that the board of directors of the Company (the “Board”) shall consist of a minimum of three directors and a maximum of twenty-one directors, as determined by the Board from time to time. The size of the Board has been set at 10 directors. The Board may increase or decrease the number of directors between the minimum and the maximum number and may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders.
Management does not contemplate that any of the nominees named below will be unable to serve as a director, but if this should occur for any reason prior to the Meeting, where the proxy is granted to the Management nominees, the Management nominees reserve the right to vote for other nominees in their discretion unless directed to withhold from voting. Each director will hold office until the next annual meeting or until his or her successor is elected or appointed.
The following table states the name and place of residence of each person proposed to be nominated for election as a director, the year in which each proposed nominee first became a director of the Company and the number of common shares of the Company and deferred share unit (“DSUs”) under the Company’s Deferred Share Unit Plan for Non-Executive Directors (as described more fully in the “Compensation of Directors” section below) beneficially owned or over which control or direction, directly or indirectly, was exercised by that person as of March 2, 2006, the person’s principal occupation, business or employment and all of the person’s principal occupations, businesses or employments for the past five years.

Nominees

	Current position: Chairman, BigWheel Partners, Inc.		Common shares: 0 DSUs: 0

Position during the past 5 years:
Same

Other Boards and Committees for Reporting Issuers:
None

Education:
B.S., Mechanical Engineering, Stanford University
John Q. Anderson	M.B.A., Harvard Business School
Jacksonville, Florida

New nominee

	Current position:		Common Shares: 8,854
	Chairman and Chief Investment Strategist, Interinvest Consulting Corporation of Canada Ltd.		DSUs: 0

Position during the past 5 years:
Same

Other Boards and Committees for Reporting Issuers:
Director: Nymox Pharmaceutical Corporation
Hans P. Black
Montréal, Québec	Committees:	Nymox Pharmaceutical Corporation: Chair, Audit Committee

Became director in	Education:
January 2005	Doctorate, Medicine, McGill University

	Current position:		Common Shares: 40,000
	Corporate Director		DSUs: 17,136

Position during the past 5 years:
	2002-2005:	Corporate Director
	2001:	President and Chief Executive Officer, Alcan Aluminium Ltd.

Other Boards and Committees for Reporting Issuers:
Jacques Bougie, O.C.	Director:	Nova Chemicals Inc. and Novelis Inc.
Montréal, Québec

Became director in	Committees:	Nova Chemicals Inc.: Audit, Public Policy and Responsible Care Committees
October 2004		Novelis Inc.: Nominating, Corporate Governance and Customer Relations Committees

Education:
L.LL. (Law), Université de Montréal
DSA (Business Administration) HEC — Université de Montréal

	Current position:		Common Shares: 9,895
	Partner, Torys LLP		DSUs: 0

Position during the past 5 years:
Same

Other Boards & Committees for Reporting Issuers:
None
Marlene Davidge,
Toronto, Ontario	Education:
B.A., University of Toronto
Became director in	LL.B., Osgoode Hall Law School
April 2001

	Current position:		Common Shares: 23,423
	President and Chief Executive Officer, Metropolitan Development Foundation of Central New York		DSUs: 0

Position during the past 5 years:
	2003-2005:	Corporate Director
	2002:	Chairman, National Grid U.S.A. (holding company) and Niagara Mohawk Holdings, Inc.
	2001:	Chairman and Chief Executive Officer, Niagara Mohawk Holdings and Niagara Mohawk Power Corporation

William E. Davis,	Other Boards & Committees for Reporting Issuers:
Skaneateles, New York	Director:	Consol Energy Inc.

Became director in	Committees:	Consol Energy Inc.: Chair, Nominating and
April 2003		Corporate Governance Committee; Audit Committee

Education:
B.A. United States Naval Academy
M.Sc., The George Washington University
D.Sc., The State University of New York

	Current position:		Common Shares: 6,721
	Chairman of the Board, Abitibi-Consolidated Inc.		DSUs: 52,515

Position during the past 5 years:
	2004-2005:	Corporate Director
	2001-2003:	Counsel, McCarthy Tétrault LLP

Other Boards & Committees for Reporting Issuers:
	Chairman:	Stelco Inc.

	Director:	American Superconductor Corporation and Nstein Technologies
Richard Drouin, O.C., Q.C.,
Québec, Québec Became director in	Committees:	American Superconductor Corporation: Human Resources and Nominating Committees
April 1995		Nstein Technologies: Audit, Human Resources and Corporate Governance Committees

Education:
B.A., Collège Jean de Brébeuf
LL.B., Université Laval

	Current position:		Common Shares: 3,997
	Corporate Director		DSUs: 7,564

Position during the past 5 years:
	2003-2005:	Corporate Director and consultant
	2001-2002:	President and Chief Executive Officer, Canadian Pulp and Paper Association

Other Boards & Committees for Reporting Issuers:
	Director:	Industrielle Alliance Inc.
Russel Metals Inc.
Innergex Power Trust

	Committees:	Industrielle Alliance Inc. : Governance, Human Resources and Investment Committees
Russel Metals Inc.: Governance, Nomination and Environment, Health & Safety Committees
Innergex Power Trust: Chair, Corporate Governance Committee and Acquisitions Committee

Lise Lachapelle, Montréal, Québec	Education: B.A.A., École des Hautes Études Commerciales, Université de Montréal

Became director in
April 2002

	Current position:		Common Shares: 10,423
	Corporate Director		DSUs: 4,799

Position during the past 5 years:
Same

Other Boards & Committees for Reporting Issuers:
	Director:	The North West Company
Stelco Inc.
Spinrite Income Fund

	Committees:	The North West Company: Audit and Human Resources & Compensation Committees
Stelco Inc.: Audit and Pension Committees
Spinrite Income Fund: Chair, Audit Committee;
Compensation and Corporate Governance Committee

Gary J. Lukassen, C.A.
Mississauga, Ontario	Education:
Chartered Accountant degree, McGill University
Became director in
April 2003
	Current position:		Common Shares: 91,000
	President, Thomson Investments Limited (holding company)		DSUs: 55,083

Position during the past 5 years:
Same

Other Boards & Committees for Reporting Issuers:
	Director:	The Thomson Corporation
Rogers Communications Inc.

John A. Tory, Q.C.,	Committees:	The Thomson Corporation: Human Resources and Finance Committees
Toronto, Ontario		Rogers Communications Inc.: Executive, Nominating & Corporate Governance, Compensation and Finance Committees
Became director in
April 1965
Education:
LL.B., University of Toronto

	Current position:		Common Shares: 117,491
	President and Chief Executive Officer, Abitibi-Consolidated Inc.		DSUs (1): 150,116.99

John W. Weaver	Position during the past 5 years:
Montréal, Québec	Same
President and CEO
Other Boards & Committees for Reporting Issuers:
Became director in	None
April 1999
Education:
B.Sc., Mount Union College
M.Sc. and Ph.D., Institute of Paper Science and Technology

(1)	Mr. Weaver receives no additional compensation for his services as a director of the Company. The deferred share units set forth above were received by Mr. Weaver pursuant to the Deferred Share Unit Plan for executives described more fully below under “Report of the Human Resources and Compensation Committee on Executive Compensation – Ongoing Compensation in effect for 2005; Annual Incentives”.

Shareholders will be asked at the Meeting to elect the nominees named above as directors of the Company and such election will become effective only if approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.
Corporate Cease Trade Orders or Bankruptcies
Other than as disclosed below, to the knowledge of Management, no proposed director of the Company:
a.	is, as at the date of this Management Proxy Circular or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company that, while that person was acting in that capacity:
(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
b.	has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.
Richard Drouin and Gary J. Lukassen are also directors of Stelco Inc., a Canadian steel producer. On January 29, 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a Court-supervised restructuring under the Companies’ Creditors Arrangement Act (“CCAA”), in order to restore its financial health and competitive position in the North American steel industry. As of March 2, 2006, Stelco Inc. remained under the protection of the CCAA.
Jacques Bougie is a director of Novelis Inc., and is subject to a cease trade order issued by the Ontario Securities Commission on December 1, 2005 and the Autorité des marchés financiers (Québec) on December 5, 2005 for Novelis’ failure to timely file its 2005 third quarter financial results. As of March 2, 2006, that cease trade order was still in effect.

Board and Committees of the Board – Composition and Attendance since Previous Annual Meeting
Yearly, after the election of directors at the annual meeting of the shareholders, the Corporate Governance Committee recommends to the Board the nomination of Board members to each of the committees of the Board. The following table sets forth the composition of the Committees of the Board as of March 2, 2006 and the attendance levels of each individual director since January 1, 2005:

	Attendance	Attendance
	Regular Board Meetings	Special Board Meetings
Board of Directors (13 meetings)	8 meetings	5 meetings
Richard Drouin, Chair	8/8	5/5
Hans P. Black	8/8	4/5
Jacques Bougie	8/8	4/5
Marlene Davidge	8/8	4/5
William E. Davis	8/8	3/5
Lise Lachapelle	8/8	4/5
Gary J. Lukassen	8/8	3/5
John A. Tory	8/8	5/5
David A. Ward	7/8	4/5
John W. Weaver	8/8	5/5
Audit Committee (10 meetings)	Attendance Committee meetings
Gary J. Lukassen , Chair	10/10
Hans P. Black (1)	9/9
William E. Davis	10/10
Lise Lachapelle	10/10

Corporate Governance Committee (5 meetings)
Richard Drouin, Chair	5/5
William E. Davis	5/5
Marlene Davidge	5/5
John A. Tory	5/5
David A. Ward(2)	3/3

Environment, Health & Safety Committee (4 meetings)
Lise Lachapelle, Chair	4/4
Jacques Bougie	4/4
Gary J. Lukassen	4/4
David A. Ward	4/4

Human Resources & Compensation Committee (7 meetings)
John A. Tory, Chair	7/7
Jacques Bougie	7/7
Hans P. Black	7/7
Marlene Davidge	7/7

(1)	Mr. Black joined the Audit Committee on January 25, 2005

(2)	Mr. Ward joined the Corporate Governance Committee on October 24, 2005
Following each meeting, the Board conducts “in camera” sessions, at which no Management directors or members of Management are present. The “in camera” sessions are intended not only to encourage the Board to fully and independently fulfill its mandate, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board towards the Company.

Compensation of Directors
Each year the Corporate Governance Committee reviews the compensation paid to non-Management directors. The compensation earned by non-Management directors of the Company for their services during the most recently completed financial year was as follows:

Annual retainer
- Directors	$25,000
- Audit Committee Chair	$10,000
- Audit Committee members	$3,000
- Chair of other Committees	$6,000
- Chair of the Board	$150,000

Share award
- Directors	$25,000 worth of shares annually(1)
- Chair of the Board	$35,000 worth of shares annually(1)
Hold period: 2 years or DSUs

Meeting fees
- Board and Committees	$1,200 per meeting attended in person (not paid to Chair of the Board)
$600 per meeting attended by telephone (not paid to Chair of the Board)

Retirement benefits	Retirement benefits are not provided to directors who became directors after April 20, 2000. Directors who joined the Board prior to that date are still eligible to receive retirement benefits for 5 years after their retirement from the Board.

Travel fees	$1,200 if air travel time from director’s principal residence to meeting location is more than 3 hours.

Others	– Related travel and out-of pocket expenses are reimbursed;
– Non-Canadian resident directors are paid the same nominal dollar amounts but in U.S. currency.

(1)	Rounded up to the closest number of shares
Following a decision from the Board, there are no longer any options granted under the Company’s Directors’ Stock Option Plan.
Mr. Weaver, President and Chief Executive Officer of the Company, did not receive any additional compensation for his services as director of the Company.
Directors’ Share Ownership Requirements
To ensure that non-Management directors’ compensation is aligned with shareholders’ interest, directors are required to meet stock ownership guidelines of three times the total amount of their annual retainers as directors and award under the Directors’ Share Award Plan within five years of their initial nomination to the Board.
Non-Management directors are also given the option to receive all or a part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of deferred share units (“DSUs”) pursuant to a Deferred Share Unit Plan (the “Deferred Plan”). Under the Deferred Plan, the number of DSUs to be credited quarterly to each participating director’s account is determined by dividing the amount elected by a director to be received as DSUs (such amount not exceeding, on a quarterly basis, 25% of the director’s annual retainer, meeting fees and awards), by the fair market value of a common share on the crediting date (as determined under the Deferred Plan). After termination of Board service, directors will receive an amount equal to the number of DSUs credited to their account (including the value of dividends, if any, as if reinvested in additional units) multiplied by the then fair market value of the common shares (as determined under the Deferred Plan).

As of December 31, 2005, a total of 194,313 common shares were held by non-Management directors. During 2005, 60,696 DSUs were credited to the respective accounts of the non-Management directors who elected to participate in the Deferred Plan and as of December 31, 2005, there were 180,956 DSUs outstanding under the Deferred Plan.
3. APPOINTMENT OF AUDITORS
On the recommendation of the Audit Committee, the Board proposes that PricewaterhouseCoopers LLP (“PwC”) be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders at such compensation as may be fixed by the Audit Committee. Shareholders will be asked at the Meeting to approve the reappointment of the auditors and such reappointment will become effective only if approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.
Auditors’ Fees
In 2005, the aggregate amounts billed for professional services rendered by the Company’s auditors, PwC, to the Company and its subsidiaries were approximately $1.4 million for audit fees, $0.3 million for audit-related fees, $0.2 million for tax fees and $0 for all other non-audit fees; the comparative figures for 2004 were approximately $1.5 million, $0.2 million, $0.4 million, and $0, respectively. “Audit fees” are fees for professional services for the audit of the Company’s consolidated financial statements and review of quarterly financial statements, services that are normally provided by PwC in connection with statutory and regulatory filings or engagements or any other services performed by PwC to comply with generally accepted auditing standards; “audit-related fees” are fees for assurance and related services that are typically performed by the independent public accountant; “tax fees” are fees for tax compliance, tax advice and tax planning; and “non-audit fees” are fees for any services not included in the first three categories.
Auditors’ Independence
The Audit Committee evaluates on a yearly basis the independence of the Company’s auditors and has concluded that PwC is deemed independent.
Policy and Procedures for Pre-Approval of Auditors’ Services
The Audit Committee has adopted a policy and procedures regarding the engagement of the Company’s auditors, which are summarized below.
At the July meeting of the Audit Committee, the auditors must submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of PwC as auditors by the shareholders at the Company’s next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company’s business, and that Management recommends the Audit Committee engage the auditors to provide.
At the request of Management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the

Audit Committee, and Management must also confirm, that the proposed services are permissible under all applicable securities legislation or regulations.
To ensure the prompt handling of day-to-day tax-related matters, Management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.
To ensure prompt handling of unexpected matters, the Audit Committee delegates to its Chair the authority to approve additional audit services and permissible audit-related and non-audit services. Based on the materiality of the proposed services, the Chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal. The Chair reports any action taken to the Audit Committee at its next regular meeting.
The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.
The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Vice-President and Corporate Controller is responsible for tracking all auditors’ fees against the estimates for such services and reporting to the Audit Committee every quarter.
As required by the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), all audit, audit-related and non-audit services rendered by PwC pursuant to engagements entered into since May 6, 2003 are pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2005, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the de minimis exception set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Audit Partner Rotation
In accordance with the Sarbanes-Oxley Act, the Company and PwC both have as a policy that the lead (or coordinating) audit partner and the lead review partner of the external auditors are to be rotated off the audit engagement after five years and are subject to a “cooling-off” period of five years. All other audit partners are to be rotated off after seven years, with a two-year “cooling-off” period between engagements.
Company Policy on Hiring Current and Former Employees of the Company’s External Auditors
The Company has adopted a policy on this matter in accordance with the requirements of the Sarbanes-Oxley Act, the New York Stock Exchange standards and Multilateral Instrument 52-110, entitled “Audit Committees”. The Audit Committee reviews this policy on a yearly basis.

4. SHAREHOLDER PROPOSALS
Shareholder proposals were received by the Company within the time limits prescribed in the Canada Business Corporations Act.
The complete text of the Shareholder Proposals on which the shareholders will be voting is on Schedule A of this Management Proxy Circular.
The Board recommends voting AGAINST the Shareholder Proposals for the reasons set out at the end of such Shareholders Proposals attached as Schedule A.
In order to be adopted, the Shareholder Proposals must each be approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.
Shareholder Proposals for Financial Year 2006
The final date for submission of proposals by shareholders of the Company for inclusion in the Management Proxy Circular in connection with next year’s annual meeting will be December 8, 2006.
5. OTHER BUSINESS
The Company knows of no matter to come before the Meeting other than the matters referred to above and in the notice of meeting.
REPORT OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION
It is the responsibility of the Human Resources and Compensation Committee (the “HRC Committee”) to make recommendations to the Board on all major compensation policies of the Company and to oversee all aspects of compensation and career development for its senior executives. The HRC Committee also initiates the annual review by the Board of the performance evaluation and compensation of the President and Chief Executive Officer.
Composition of the HRC Committee
As of March 2, 2006, the members of the HRC Committee are: MESSRS. HANS P. BLACK, JACQUES BOUGIE, , JOHN A. TORY (CHAIR) and MRS. MARLENE DAVIDGE. Messrs Dong Kil Cho and C. Edward Medland were members of the HRC Committee until April 27, 2005. Mr. Black was appointed to the committee on January 25, 2005. These members are neither employees nor former employees of the Company. The HRC Committee invites the Chair and the President and Chief Executive Officer to attend meetings and to provide advice and consultation as required. The committee asks Management to withdraw from the meeting when the circumstances so require and an “in camera” session is held at each meeting. The HRC Committee has adopted a written charter setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

The HRC Committee has established compensation programs for executives of the Company designed to support the Company’s vision to be the world’s leading forest products company by creating a strong link between the interests of the shareholders, the Company’s financial performance and the total compensation of the Company’s executives.
Ongoing Compensation in Effect for 2005
The Company’s philosophy and strategy regarding executive compensation recognize the value added by a highly skilled and committed management team. The skills and impact of this group are essential for the successful management of the Company and for the formulation and implementation of its strategic plan. The compensation package has been designed to meet the following objectives:
a) to attract team members with superior management ability, insight and judgment;
b) to retain valued members of the executive team throughout the business cycles typical in the forest products industry;
c) to ensure that executives recognize the close link between their personal interest and the creation of shareholder value; and
d) to motivate and reward members of the executive group for achieving short-term and long-term results, which will contribute to the prosperity of the Company and its shareholders.
The Company has developed an ongoing executive compensation package comprised of four principal components: base salary, annual incentives, mid-term and long-term incentives, as well as a benefits and perquisites program.

	SHORT-TERM		MID-TERM	LONG-TERM
	Base	Annual Incentive	Restricted	Stock
	Salary	(maximum potential)	Share Unit Plan	Option Plan
Annual salary
Performance Period	adjustment	12 months	36 months	120 months
President and Chief Executive Officer	Set based on data from North American comparator group	125% of base salary	Annual grant based on expected value of 125% of position mid-point	Annual grant based on expected value of 125% of position mid-point (based on Black Scholes)

Senior Vice-Presidents	Set based on data from North American Comparator group	80% - 100% of base salary	Annual grant based on expected value of 65% of position mid-point	Annual grant based on expected value of 65% of position mid-point (based on Black Scholes)

Link to Company Performance	Not applicable	100% linked with Company/Division performance	Linked to financial performance versus a selected comparator group. Value of units directly pegged to stock price.	Entirely based on Company stock appreciation

     Base Salary
The salary range for the President and Chief Executive Officer is based on salaries paid by major North American organizations and adjusted for position scope/size using the Hay evaluation system. The Hay point system is an objective method of evaluating the relative contributions, importance and complexity of positions within a company. Similarly, salary ranges for other senior executives are based on salaries paid by major North American organizations depending on the scope of the position and its location. Subsequently, a position mid-point for each salary range is assigned to each position. The compensation policy for base salary is to provide a position mid-point at the median of the reference market.
Companies used for competitive benchmarking are selected based on business similarity, geographic breadth of operations, size and because they represent the primary market for the key skills and attributes needed by the Company at the executive level. The group of benchmarking companies is reviewed periodically to ensure its continued relevance.
The HRC Committee reviews the salary of each senior executive annually and recommends to the Board any adjustment within the salary range, in order to maintain a competitive position within this marketplace. Compensation for the President and Chief Executive Officer is subject to the same annual review, peer position comparisons, and evaluation criteria that are applied to the compensation of the Company’s other senior executives. Special emphasis is placed by the HRC Committee on the performance of the President and Chief Executive Officer with respect to strategic planning, Company performance versus the Company’s closely watched numbers (see “Annual Incentives” below for more information) and the creation of shareholder value.
Due to economic conditions in North America, which have negatively impacted the Company’s performance, it was decided at the 2005 annual salary review that the salaries of senior executives, including the salary of the President and Chief Executive Officer, would be frozen for a fourth consecutive year. Special adjustments were made to the remuneration payable to two Named Executive Officers to reflect their additional responsibilities following a restructuring of the Senior Executive Management team. Effective January 1, 2006, the salaries of senior executives, except for the President and Chief Executive Officer, were increased by 4%.
     Annual Incentives
Annual incentive maximum potentials and targets are set using the same methodology summarized in the Base Salary section above. However, the compensation policy for annual incentives is to provide the opportunity for senior executives to receive total cash compensation that is in the top quartile of the reference market when superior results are achieved. Therefore, the total cash compensation package (base salary and incentives) for senior executives is designed to provide compensation falling somewhere between the market median and top quartile of the reference market, depending on Company and business unit performances. In 2005, the annual short term incentive maximum target was 125% of base salary for the position of President and Chief Executive Officer and was between 80% to 100% for the other senior executives.

For each senior executive of the Company, including the President and Chief Executive Officer, it is the HRC Committee’s policy to tie annual incentive compensation to measurable corporate and, in most cases, to respective division results. Consequently, the Company uses pre-determined key performance indicators called “Closely Watched Numbers” (“CWNs”) to set measurable stretch targets. These CWNs can be separated into two main categories: corporate and divisional. In 2005, Corporate CWNs were composed of the following financial indicators:
2005 CORPORATE CWN’s

Weigthing
Profit Improvement over 2004
Cost Improvement	20%
Free Cash Flow	15%
Working Capital Reduction	10%
Net Earnings	10%
Cash ROCE	25%
Customer Satisfaction, improvement over 2004	10%
Safety, improvement over 2004	10%

100%
The annual incentive plan is a performance-based design rather than a gain or profit sharing. The objective of the plan is to encourage the Management group to improve on the Company’s performance against the previous year and to exceed the budget of the current year. As indicated in the above chart, for the calendar year 2005, 80% of the CWN’s weighting included financial performance measures of which 55% were allocated to internal financial criteria (Cost, Free Cash Flow, Working Capital and Net Earnings) and 25% to a relative Cash ROCE performance versus other North American forest products companies.
The HRC Committee reviews and recommends to the Board the corporate CWNs at the beginning of each year and assesses performance based on actual results once the financial year is completed. Each division has its own CWNs. The following table summarizes the general annual incentive plan design for the President and Chief Executive Officer and other senior executives:

	Maximum	Weightings
	Incentive Potential	Corporate	Division
	(as % of salary)	CWNs	CWNs/Objectives
President & Chief Executive Officer	125%	100%	0%
Senior Vice-Presidents	80% - 100%	70%	30%
Vice-Presidents (with 1280-2000 Hay points)	60%	40% - 70%	60% - 30%
For 2005, the President and Chief Executive officer received 28.9% of his Maximum Incentive Potential for his incentive bonus payout.
The annual incentive plan is a cash-based plan, but the HRC Committee has discretion in its recommendations to the Board with regards to the portion of the annual bonus earned to be paid in cash (a minimum of 25%) or in the form of stock options in lieu of cash. These options will have no cash value when granted, but will acquire value as the price of the Company’s stock increases. Half of these options vest upon receipt of the grant and the remainder vest one year later. Once vested, these options may be exercised at any time prior to ten years after the date of grant.

The Company has also established a Deferred Share Unit Plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive paid to them in the form of deferred share units (“DSUs”). Each DSU is equivalent in value to a common share of the Company and is credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the election of the employee, in the form of either cash or common shares of the Company which are purchased on the open market. Effective January 1, 2005, senior executives who are U.S. taxpayers, including the President and Chief Executive Officer, are required to make their payment election by no later than June 30 of the calendar year immediately preceding the calendar year in which the incentive is paid. When an executive who is a U.S. taxpayer first elects to receive DSUs, he will now be required to irrevocably elect the form of payment which will be paid immediately upon termination of employment or retirement.
     Mid-Term and Long-Term Incentives
Following a comprehensive review of trends in executive compensation and in line with the Company’s decision to expense options, the Board approved, in January 2004, modifications to the design of the Company’s Mid-Term and Long-Term Incentive programs. This resulted in a significant reduction of the number of stock options awarded to Company personnel and in a streamlining of the Company’s Mid-Term and Long-Term programs. These programs are described below.
     a) Restricted Share Unit Plan
The Restricted Share Unit (“RSU”) Plan was implemented on January 1, 2004. This plan provides for the granting of RSUs to senior executives and senior managers, and, on an exceptional basis, other selected high potential and/or high performing key employees. The vesting of RSUs is subject to the Company’s relative average financial performance versus other companies that comprise the comparator group during a set period (usually over three years). The HRC Committee approves on an annual basis the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company’s performance is evaluated, as well as the vesting conditions. For the 2005 award, Cash ROCE and Additional Cumulative EBITDA were set as the financial benchmarks for senior executives with weightings of 75% and 25% respectively. The performance period for the 2005 grant was established at three years.
     b) Stock Option Plan
The Company also grants stock options to senior executives and senior managers, a long-term incentive intended to retain and motivate the senior executives and senior managers into taking actions that enhance shareholder value. The Abitibi-Consolidated Inc. Stock Option Plan (the “Stock Option Plan”), which was adopted by the Board and approved by the Company’s shareholders on April 27, 1998, serves to bind the interests of the senior executives and senior managers to the interests of the shareholders, and thereby reward teamwork and co-operation. The total number of shares authorized for issuance under the Stock Option Plan is currently 19,000,000 common shares, representing 4.3% of the total issued and outstanding common shares of the Company.
As of January 31, 2006, 12,400,384 options for the purchase of common shares were outstanding under the Stock Option Plan. Since 2001, 0.14% of options outstanding have been exercised.

Under the Stock Option Plan, options for the purchase of common shares of the Company may be granted by the Board on the recommendation of the HRC Committee to key executive and management personnel at prices equal to the market price of the common shares on the date that the options are granted. Market price is defined as the average of the highest and lowest share price as reported for the five business days immediately preceding the grant date on the principal Canadian exchange on which the common shares are traded. The number of options granted to each senior executive and senior manager is based on benchmarking within the North American industry, on the advice of an independent consulting firm. To prevent significant fluctuations in the number of options that are granted to senior executives from year to year, such number of options is derived from a formula that takes into account the expected value of the options (pursuant to a three-year average under the Black-Scholes formula) and the average price of the Company’s common shares for each of the three years preceding the date of grant. The aggregate number of common shares which may be issued to any one person under the Stock Option Plan and any other employee stock option plan or options for services cannot be greater than 5% of all issued voting shares of the Company (on a non-diluted basis) less the aggregate number of voting shares of the Company reserved for issuance to such person under any other employee stock option plan or options for services.
Options are exercisable during a period not exceeding ten years from the date of grant. Participants are entitled to exercise issued options at the rate of 25% of the number of options granted on each of the first four anniversary dates of the grant.
Each option can be exercised solely by the individual to whom it is granted except as hereinafter provided in the case of the individual’s death. During the lifetime of the individual, the option and any rights and privileges pertaining thereto cannot be transferred, assigned, pledged or hypothecated by him or her in any way whether by operation of law or otherwise, and cannot be subject to execution, attachment or similar process. If the employment of any individual is terminated, his or her option shall terminate, except that:
(i)	if the employment of such individual is terminated by reason of his or her death while in the employment of the Company or of a subsidiary, then such option is exercisable by his or her personal representatives with respect to the number of common shares that the individual had the right to purchase at the time of such termination, but only within five years after the date of his or her death;

(ii)	if the employment of such individual is terminated by reason of his or her retirement or for any other reason approved by the Company, then such option is exercisable by the individual but only within five years after such termination;

(iii)	if the employment of such individual is terminated for cause, then such option forthwith becomes void and non-exercisable;

(iv)	if the employment of such individual is terminated without cause, at the Company’s initiative, then such option is exercisable by the individual with respect to the number of common shares that he or she had the right to purchase at the time of such termination, but only within five years after such termination;
provided that in no event is any option exercisable after the date fixed in such option for its expiration.
Subject to the prior approval of the relevant stock exchanges, the Board may amend, suspend or terminate the Stock Option Plan at any time, provided, however, that no amendment may be made without shareholder approval which increases the maximum number of common shares that may be issued under the Stock Option Plan, changes the manner of determining the minimum option price or extends the option period under any option beyond ten years.

Eligibility for stock options is limited to the level of Division General Manager and above, and the number of eligible participants in the Stock Option Plan has been reduced by approximately 41% since 2003. Combined with lower target grant values, the Company has reduced grants by approximately 45% over pre-2004 grant periods.
Until July 2002, certain executive officers were entitled to receive a loan from the Company to purchase optioned common shares under the Stock Option Plan (excluding those granted in partial satisfaction of annual incentive awards). Executive officers no longer benefit from personal loans under the Stock Option Plan and none of the outstanding loans granted under the Stock Option Plan may be modified or renewed. Common shares purchased through the former loan program are held as security until the loan is repaid. The Stock Option Plan also provides for a “cashless exercise feature”, allowing the optionee to receive cash or common shares representing the appreciation in value of the common shares covered by his or her options, without having to purchase any common shares upon the exercise of such options.
The table below summarizes the mid and long term incentive plan designs:

	Restricted	Stock
	Share Unit Plan	Option Plan
Performance Period	36 months	Option life of 120 months
President and Chief Executive Officer	Annual grant based on expected value of 125% of position mid-point	Annual grant based on expected value of 125% of position mid-point (based on Black Scholes)

Senior Vice-Presidents	Annual grant based on expected value of 65% of position mid-point	Annual grant based on expected value of 65% of position mid-point (based on Black Scholes)

Vesting conditions	Units will vest based on the Company’s relative 3-year average financial performance versus a selected comparator group. Value of units directly pegged to stock price. Payment in cash or stock at employee’s discretion.	Options will vest 25% per year after first year and will expire in 10 years

Equity Compensation Plan Information

	Number of securities to be	Weighted-average	Number of securities remaining available
	issued upon exercise of	exercise price of	for future issuance under equity
	outstanding options,	outstanding options,	compensation plans (excluding securities
	warrants and rights (1)	warrants and rights	in column (a))
Plan Category	(a)	(b)	(c)
Abitibi-Consolidated Inc. Stock Option Plan (2)	12,400,384	$12.07	6,599,616
Stone-Consolidated Inc. Stock Option Plan (3)	445,714	$21.53	—
Abitibi-Consolidated Inc. Directors’ Plan (4)	230,920	$12.83	719,080

Total	13,077,018 (5)	$12.41	7,318,696

(1)	The Company’s equity compensation plans providing for the issuance of common shares of the Company consist of stock option plans. Each of the stock option plans mentioned in this table have been approved by the shareholders of the Company. The information in this table is provided as of January 31, 2006.

(2)	This is the Company’s current Stock Option Plan, which is described in more detail above under “Mid-Term and Long-Term Incentives – Stock Option Plan”.

(3)	There are no longer any options available for grants under this former plan.

(4)	Following a decision of the Board, there are no longer any options granted under this plan.

(5)	Represents 3.0% of the outstanding shares of the Company as of January 31, 2006.
     c) Employee Share Purchase Plan
The Company has adopted an employee share ownership plan (“ESOP”). The ESOP has been established to provide eligible employees with the opportunity to participate in the ownership of the Company through the purchase of shares. In Canada and in the United States, qualifying employees can choose to have up to $3,000 of their annual base salary withheld to purchase common shares. The shares are then purchased on the TSX (for Canadian employees) or NYSE (for U.S. employees) by a trustee appointed by the Board. Each year, the Company matches 33.3% of the employee dollar contribution during the previous year, less statutory deductions, as long as shares are held in the employee’s account on December 31. Shares bought with the Company’s contributions cannot be withdrawn or sold before January 1 of the year following their actual purchase.
Stock Ownership Guidelines
In 2000, the Company implemented stock ownership guidelines for designated executive personnel requiring them to attain target levels of ownership within certain prescribed time periods. The President and Chief Executive Officer is required to purchase common shares of the Company at a value equal to twice his annual salary within five years of the launch of the guidelines. Other senior executives are required to own common shares of the Company with a value of either one or one-and-one-half times their annual salary within five or seven years, depending on their grade level and the number of Hay points associated with their position. These stock ownership guidelines apply to all individuals subsequently hired or appointed to assume such positions.
As of March 2, 2006, the President and Chief Executive Officer’s level of ownership was at 95% of his target, the Chief Financial Officer’s level of ownership was at 163% of his target, and the other senior executives had attained an average level of ownership of 113% of their targets, based on the average of the 52-week high and low Company share prices for each of 2003, 2004 and 2005 ($8.13 per share).
For the purpose of determining whether an executive has met the applicable stock ownership guidelines, DSUs and shares acquired through the Company’s ESOP are treated as shares held by an executive, but not unexercised options and RSUs.
Management Succession Planning
The HRC Committee reviews with the President and Chief Executive Officer and recommends to the Board the essential elements of senior management succession planning.
The Company has in place programs to ensure that the organization has the right people in the right places with the skills to formulate and implement its strategic plan and to operate the Company at the best level in the industry on a continuing basis. Over the years the Company has developed a strong succession plan that allows it to evaluate an employee’s contribution and major achievements and assess his or her future potential based on corporate, divisional and individual metrics.
Every year, all operations and staff positions up to and including the President and Chief Executive Officer undertake a succession planning exercise that is aimed at identifying key players, high potential employees and potential successors. This comprehensive exercise combined with the Company’s annual performance conversation process, customized leadership development programs and mentoring program for high potentials, is intended to secure and develop key talent in the organization, identify and resolve potential gaps and to foster promotion to executive level positions based on competencies, future potential and performance of individuals.

STATEMENT OF EXECUTIVE COMPENSATION
Compensation of Named Executive Officers
The following table, presented in accordance with applicable securities regulations, sets forth all compensation paid by the Company for each of its three most recent financial years to the President and Chief Executive Officer, the Chief Financial Officer of the Company, as well as the individuals who were, as of December 31, 2005, the other three most highly compensated executive officers of the Company (collectively, the “ Named Executive Officers ” ).
SUMMARY COMPENSATION TABLE

					Long Term /Mid Term Compensation
		Annual Compensation						Other

					Awards		Payouts

					Securities
					Under	Restricted
					Options	Share Units	M&LTIP	All Other
Name and		Salary	Bonus(2)	Other(3)	Granted(4)	Granted(5)	Payouts(6)	Compensation
Principal Position	Year	($)	($)	($)	(#)	(#)	($)	($)
John W. Weaver(1)	2005	1,350,000	487,688	69,580	425,000	167,118	0	0
President & Chief Executive	2004	1,350,000	546,750	57,604	400,000	155,981	122,056	0
Officer	2003	1,350,000	371,250	58,635	450,000	0	0	0

Pierre Rougeau	2005	450,000	175,050	24,896	90,000	35,352	0	0
Senior Vice-President,	2004	450,000	127,575	23,446	65,000	25,347	20,342	0
Corporate Development &	2003	450,000	125,030	28,269	100,000	0	0	0
Chief Financial Officer

Alain Grandmont	2005	420,000	173,964	25,398	90,000	35,362	0	0
Senior Vice-President,	2004	380,000	133,904	20,424	65,000	25,368	14,240	0
Commercial Printing Papers	2003	380,000	80,468	25,618	75,000	0	0	0

Thor Thorsteinson	2005	400,000	136,000	27,741	70,000	27,504	0	0
Senior Vice-President, North	2004	380,000	117,944	28,170	65,000	25,368	14,240	0
America Newsprint	2003	380,000	104,408	29,865	75,000	0	0	0

Paul Planet(1)	2005	375,000	97,143	50,379	60,000	23,593	0	0
Senior Vice-President,	2004	375,000	87,649	17,157	65,000	25,356	16,671	0
International Newsprint	2003	375,000	72,263	15,835	55,000	0	0	0

(1)	These individuals have a portion of their Canadian earnings converted to U.S. dollars and receive some U.S. dollar denominated Company benefits. The amounts reported have been expressed in Canadian dollars converted at an average annual rate of CDN $1.2114=US $1.00 for 2005, CDN $1.3013 =US $1.00 for 2004 and CDN $1.4010 = US $1.00 for 2003.

(2)	Amounts appearing in this column represent bonus awards earned in the year specified in the table.

(3)	The aggregate amount of annual perquisites and other personal benefits for 2003 to 2005 includes housing subsidies, tax equalization payments, automobile allowances, mortgage interest subsidies, tax planning and income tax return preparation, dividends earned under the Company’s DSU plan and imputed interest on loans outstanding following the purchase of shares under the Company’s Stock Option Plan prior to July 2002. For more details on these loans, see “Report of the Human Resources and Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan”.

(4)	Numbers appearing in this column represent the number of stock options granted to the named individuals. The Company has not granted any Stock Appreciation Rights (“SARs”).

(5)	Numbers appearing in this column represent the number of RSUs granted to the named individuals. RSUs granted pursuant to the RSU Plan of the Company will vest within 36 months of the date of the grant. See “Report of the Human Resources and Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Restricted Share Unit Plan” above.

(6)	Numbers appearing in this column represent the total value of share units earned from units granted in 2002 under the Company’s Performance Share Unit Plan, which was discontinued effective December 3, 2003.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

				Market Value
				Of Securities
		% of Total		Underlying
		Options		Options
	Securities	Granted to	Exercise or	On the Date of
	Under	Employees	Base Price	Grant ($ per
	Options	In Financial	($ per Common	Common
Name	Granted (1)	Year	Share)	Share)	Expiration Date
J. W. Weaver	425,000	30.51%	6.12	6.12	01/03/2015
P. Rougeau	90,000	6.46%	6.12	6.12	01/03/2015
A. Grandmont	90,000	6.46%	6.12	6.12	01/03/2015
T. Thorsteinson	70,000	5.02%	6.12	6.12	01/03/2015
P.Planet	60,000	4.31%	6.12	6.12	01/03/2015

(1)	Numbers appearing in this column represent the number of options to purchase common shares of the Company granted to the named individuals. For a description of the terms and conditions applicable to such options, see “Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan” above. The Company has not granted any freestanding SARs to the named individuals.
AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Value of Unexercised
	Securities	Aggregate	Unexercised Options (2)	in-the-money Options
	Acquired on	Value	At Financial Year-End (#)	At Financial Year-End ($)
Name	Exercise(#)(1)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable(3)
J. W. Weaver	—	—	1,960,125 / 1,072,375	0/0
P. Rougeau	—	—	302,500 / 207,500	0/0
A. Grandmont	—	—	194,240 / 191,250	0/0
T. Thorsteinson	—	—	182,740 /171,250	0/0
P. Planet	—	—	213,790 / 151,250	0/0

(1)	There were no option exercises by the Named Executive Officers during the 2005 financial year.

(2)	The Company has not issued any freestanding SARs to the Named Executive Officers.

(3)	Based on the average of the high and low price of the Company’s common shares ($4.66) on December 30, 2005.
Pension Plans
Pension benefits are accrued under the terms of a separate executive registered plan (the “Registered Plan”) (except for executives paid in U.S. dollars who participate in the Company’s U.S. registered plan applicable to U.S. employees) and a supplementary executive retirement plan (“SERP”). The following table sets forth the estimated annual benefits payable, as at December 31, 2005, upon retirement at the Normal Retirement Age (defined below), under the Registered Plan and SERP combined, for the compensation and years of credited service specified below:
ABITIBI-CONSOLIDATED INC. SENIOR MANAGEMENT RETIREMENT PLAN TABLE(1)
Based on Years of Credited Service at Normal Retirement Age

Average Compensation($)	15	20	25	30	35
400,000	120,000	160,000	200,000	240,000	280,000
600,000	180,000	240,000	300,000	360,000	420,000
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,200,000	660,000	880,000	1,100,000	1,320,000	1,540,000
2,400,000	720,000	960,000	1,200,000	1,440,000	1,680,000

(1)	Pension benefits under the Registered Plan are limited to the maximum amounts permitted under the provisions of the Income Tax Act of Canada. The table illustrates the amount of annual pension without regard to such limitation. Amounts of pension benefits, which exceed the maximum permitted under the Income Tax Act, are paid to the executive by the Company.

These plans are intended to provide a combined pension at the normal retirement age of 65 (the “Normal Retirement Age”) that is equal to 2% of the average annual compensation multiplied by the years of credited service, up to a maximum of 70% of such earnings. Compensation is based on the average of the highest five consecutive years of base salary within the last ten years of service plus the average of the five highest annual awards paid pursuant to the annual incentive awards plan within the last ten years of service. Awards paid under any long-term incentive plans, including any stock option benefit and RSUs, are not recognized for the purpose of calculating benefits under the executive pension arrangements.
No benefits accrue beyond the Normal Retirement Age. A member can elect early retirement without actuarial reduction upon attaining age 58, if the sum of such participant’s age and years of service totals at least 80. Reduced early retirement benefits are available at age 55 with at least two years of service.
Except for U.S. taxpayers, pension benefits are payable to participants for life, and in the event of the death of any participant as follows: (i) in the form of a 50% joint and survivor benefit for any participant who has a spouse at retirement, or (ii) in the form of a 10-year guarantee payable to the participant’s legal heirs. Participants may elect other forms of payment, subject to actuarial adjustment. As for U.S. taxpayers, effective January 1, 2005, any accrued pension benefit will be paid in a lump sum amount after the second anniversary of the annuity starting date.
After retirement, or after involuntary termination of employment, benefits under the Company’s Canadian SERP become secured by contributing cash and/or by depositing an appropriate letter of credit to a Retirement Compensation Agreement.
As of December 31, 2005, completed years of service credited to each Named Executive Officer under the terms of the Company’s registered and supplementary plans were as follows:
Years of Pensionable Service

J.W. Weaver	22.8
P. Rougeau(1)	5.3
A. Grandmont	21.6
T. Thorsteinson	25.2
P. Planet	27.9

(1)	One year of additional service vested in 2005
Severance Arrangements
The Company has a severance compensation agreement with each Named Executive Officer that provides the Named Executive Officer with certain entitlements which arise in the event of a change of control, as defined in the agreement, followed by the termination of the Named Executive Officer’s employment or by the Named Executive Officer’s resignation for reasons specifically provided for in the agreement. More particularly, the agreement provides that the severance compensation shall be equal to three times the annual salary and bonus of the Named Executive Officer and shall be payable at termination in a lump sum payment, when termination occurs within 24 months after the change of control. In addition, the agreement entitles the Named Executive Officer to receive continued group benefits until the earlier of: (i) three years following the date of termination or (ii) receipt of benefits from a new employer equivalent to all group benefits defined in the agreement. In lieu of such continued benefits, the Named Executive Officer has the option to receive a cash amount equal to the value of such benefits for the Named Executive Officer for such period of time. As of January 2005, with respect to Named Executive Officers who are U.S. taxpayers, payment of the severance compensation must be made within seven months after the termination date, in order to comply with U.S. legislation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Aggregate Indebtedness
The following table sets forth the aggregate indebtedness outstanding as at March 2, 2006, to the Company or its subsidiaries (or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) of all current and former executive officers, directors and employees of the Company or any of its subsidiaries:

	To the Company or its
Purpose	Subsidiaries	To Another Entity
Share Purchases (1)	$2,398,247(2)	0
Other (3)	$978,436(4)	0
Total	$3,376,683	0

(1)	Under the Stock Option Plan, certain designated executives who elected to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards) were entitled, until July 2002, to receive a loan from the Company in an amount equal to the purchase price of such common shares. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid. See “Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan” above.

(2)	In comparison, as at March 1, 2005, an amount of $2.7 million of such indebtedness was outstanding.

(3)	The practice of extending personal loans to current and former officers, directors and employees of the Company has been eliminated since July 2002.

(4)	In comparison, as at March 1, 2005, an amount of $1.14 million of such indebtedness was outstanding.

Indebtedness of Directors and Executive Officers under (1) Securities Purchase and (2) Other Programs
The following table describes the indebtedness, other than routine indebtedness, to the Company and its subsidiaries, of each individual who is, or at any time during the 2005 financial year was, a director or executive officer of the Company, each proposed nominee for election as a director of the Company, and each associate of any such director, executive officer or proposed nominee, and who is, or at any time during the 2005 financial year has been, so indebted in connection with the purchases of securities of the Company or pursuant to other programs.

				Financially
		Largest		Assisted
		Amount		Securities
		Outstanding	Amount	Purchases		Amount
		during the	Outstanding	During the		Forgiven
	Involvement	2005	as at	2005		During the
	of Company	Financial	March 2,	Financial		2005
Name and	or	Year	2006	Year	Security for	Financial
Principal Position	Subsidiary	($)	($)	(# of shares)	Indebtedness	Year
Securities Purchase
Programs(1)

J. Vachon	Lender	30,225	30,225	0	1,560 common	None
Senior Vice-President,					shares pledged
Corporate Affairs and					to Company
Secretary

J. W. Weaver	Lender	1,107,219	1,107,219	0	60,400	None
President and					common
Chief Executive Officer					shares pledged
					to Company

Other Programs

P. Planet (2)	Lender	206,621 US(3)	206,621 US(3)	N/A	N/A	None
Senior Vice-President,
International Newsprint

(1)	These loans were made in 2002 in connection with the Company’s Stock Option Plan. For more details, see “Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan” above.

(2)	The Company granted Mr. Planet an interest free housing assistance loan of US $254,242 in 1998, which is repayable over a 10-year period or upon the sale of the property. The loan of 150,000 £ was converted to U.S. dollars in 1998 at a rate of 1 £ = US $1.695. The Company also holds a partial ownership stake of the property.

(3)	Of this amount, US $132,023 represents the outstanding balance of the housing assistance loan described in note (2) above, and US $74,598 represents the balance of the indebtedness resulting from an adjustment by the Company to Mr. Planet’s compensation for tax equalization payments from mid 1997 to mid 2000.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
To the knowledge of the directors of the Company, no informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction since January 1, 2005, or in any proposed transaction, which has materially affected or will materially affect the Company or any of its subsidiaries and which has not been previously disclosed, other than as follows:
•	In 2005, an aggregate amount of approximately $321 million worth of newsprint and commercial printing papers was sold by the Company to Quebecor affiliates (including, among others, Sun Media Corporation and Quebecor World Inc.). Quebecor, a company with headquarters in Montréal, Québec, is a registered holder of approximately 10.18 % of the Company’s outstanding common stock.

ADDITIONAL ITEMS
Corporate Governance
During the past year, there have been several changes to the corporate governance disclosure requirements applicable to the Company. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101, entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) and National Policy 58-201, entitled “Corporate Governance Guidelines”, both of which came into force on June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange. Under NI 58-101, the Company is required to disclose certain information relating to its corporate governance practices. This information is set out in Schedule B to this Management Proxy Circular and under the heading “Corporate Governance” in the Company’s Annual Report that accompanies this Management Proxy Circular.
Performance Graph
The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Company’s common shares compared with the cumulative total return of the S&P/TSX Paper & Forest Product Index, S&P/TSX Composite Index and the S&P/TSX Materials Index, assuming reinvestment of dividends, for the Company’s five most recently completed financial years.
Total Return Index

	Dec. 2000	Dec. 2001	Dec. 2002	Dec. 2003	Dec. 2004	Dec. 2005
Abitibi-Consolidated Inc.	$100	$87	$94	$82	$66	$38
S&P/TSX Composite Index	$100	$87	$77	$97	$111	$138
S&P/TSX Paper & Forest Index	$100	$105	$108	$106	$105	$74
S&P/TSX Materials Index	$100	$111	$118	$151	$161	$186

Directors and Officers Insurance and Indemnification
To the extent permitted by law, the Company has entered into an indemnification agreement with each of its directors and officers. The Company maintains directors’ and officers’ liability insurance, which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of the Company. Such insurance provides for an aggregate US$75 million annual protection against liability for and reimbursement of amounts paid. The policy carries a US$1 million deductible for each claim made under the indemnification liability coverage of the Company. Aggregate premium payments paid by the Company totaled approximately US$1,199,898 for the 2005 policy year.
Availability of Disclosure Documents
Financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2005. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com.
The Company will provide any person or company (without charge in the case of a security holder of the Company), upon request to the Corporate Secretary, with a copy of: (i) its most recent Annual Information Form and Form 40-F, together with a copy of any document or the relevant pages of any document incorporated by reference therein; (ii) the financial statements of the Company for the year ended December 31, 2005, together with the report of the auditors thereon, the comparative financial statements for the years ended December 31, 2004 and 2003 and a copy of any interim financial statements of the Company subsequent to these financial statements; and (iii) this Management Proxy Circular.
Approval by the Directors of the Company
The contents and the sending of this Management Proxy Circular have been approved by the directors of the Company. All amounts in this Management Proxy Circular are expressed in Canadian dollars unless otherwise specified. Unless otherwise indicated, information contained herein is given as of March 2, 2006.
By Order of the Board,
(signed)
Jacques P. Vachon
Senior Vice-President, Corporate Affairs & Secretary

SCHEDULE A
SHAREHOLDER PROPOSALS
The following five shareholder proposals and accompanying statement have been submitted by Mr. Jean-Claude Casavant and Mrs. Nicole Casavant, 2732 Jean Lafitte Dr., P.O. Box 16119, Fernandina Beach, Florida, 32035, United States of America, for consideration at the Meeting. For the reasons discussed below, the Board recommends voting AGAINST these proposals. Unless otherwise instructed, the individuals designated in the enclosed form of proxy intend to vote AGAINST these five proposals. These proposals and Mr. and Mrs. Casavant’s supporting statement are set out verbatim, in italics, below:
We, hereby, request the Board of Directors to give all shareholders the opportunity to vote on the following issues prior to the 2006 Shareholders Annual Meeting, and disclose the results at that meeting.
1.	Should the Board set a “TERM LIMIT of 15 YEARS” for independent directors?

2.	Should the Board give shareholders the opportunity to “VOTE FOR/AGAINST EACH DIRECTOR”?

3.	Should the Board “CONVEY” to Senior Management that “NO EXCUSES WILL BE ACCEPTABLE ANYMORE” and that
“ MANAGEMENT WILL BE MADE ACCOUNTABLE TO DELIVER SUSTAINABLE PROFITS OR BE TERMINATED WITHOUT COMPENSATION?”

4.	Should the Board “REFUSE TO GRATIFY CURRENT MANAGEMENT MEMBERS FROM ANY BONUS AND GRANT OF OPTIONS UNTIL THE SHARE PRICE IS BACK TO 10$ CANADIAN?”

5.	Should the Board “DESIGN AND IMPLEMENT PROGRESSIVELY A SHARE BUYBACK PROGRAM UNTIL THE COMPANY’S SHARE PRICE REACHES $12.00 CANADIAN”
THE RATIONALE FOR THESE MOTIONS!
Very simply put!
Under the current leadership (or lack of) the Company’s performance has been totally unacceptable, quarter after quarter, year after year and the public records are there to confirm this sad reality.
Six years ago, Abitibi-Consolidated Inc. was the WORLD’S FINEST COMPANY IN THE INDUSTRY.
As long-term shareholders, we believe that Abitibi-Consolidated Inc. has the potential to reclaim its status of “BEING THE FINEST IN THE INDUSTRY”.
We also believe that theses five motions will contribute to this goal, while providing support to the Board in its dealings with Management, and restore the value of our shares.

Proposal No.1: Should the Board set a “TERM LIMIT of 15 YEARS” for independent directors?
THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO.1 FOR THE FOLLOWING REASONS:
The Board believes it does not need a formal policy establishing term limits for independent directors.
The forest product industry is a highly complex one that is currently undergoing dramatic and rapid changes. As a result of the difficult times the industry is presently going through, the Board needs to be able to rely on the extensive knowledge and experience of its independent directors and the replacement of experienced directors with new ones needs to be done carefully, with a view to ensuring continuity of excellence and experience.
The Company has undergone in the last ten years numerous changes, with the merger of Abitibi-Price Inc. and Stone-Consolidated Corporation in 1997 and the acquisition of Donohue Inc. in 2000. In the last five years, the Board has transformed itself considerably, with six of its nine current independent directors having been on the Board for less than five years. Given all these changes, the contribution of the more experienced board members becomes even more valuable to ensure that the Board performs in an optimal manner, to serve best the interests of the shareholders of the Company. Instead of adopting a formal policy, the Board believes that taking this approach ensures a smooth transfer of corporate knowledge and continuity which is especially important at this time of major change in the industry.
In 2006, the Board continues to follow this practice and recommends the election of John Q. Anderson as a first time director.
Proposal No.2: Should the Board give the opportunity to “VOTE FOR/AGAINST EACH DIRECTOR”?
THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO.2 FOR THE FOLLOWING REASONS:
The Corporate Governance Committee of the Board is responsible for developing criteria governing the size and overall composition of the Board. It is also responsible for recommending nominees for directorships in consultation with the Chair of the Board and the President and Chief Executive Officer of the Company. When it recommends a slate of directors for appointment, the committee monitors the overall membership of the Board to ensure that qualifications under any applicable laws are maintained and situations of conflict of interest are avoided. The committee also establishes a list of desired traits and characteristics for directors annually to ensure that new nominees possess attributes that will complement the overall Board expertise and experience at any given time.
When shareholders vote for the election of directors, the Board believes its performance should be judged as a complete entity. The current practice of voting for all directors as a slate is not only an accurate reflection of the collective nature of the Board’s decision process, it also is more likely to result in an independent, experienced and dedicated Board with an appropriate mix of skills. Given the strategic and competitive challenges faced by the Company, a well-balanced Board possessed of the requisite mix of skills and talents is paramount.
The Board is aware that there is a growing trend by public companies to adopt voting for individual directors. As discussed in our Letter to Shareholders appearing in the Company’s Annual Report that accompanies this Management Proxy Circular, in 2006, the Board will monitor developments in this respect and examine the various approaches to voting used by companies having adopted this process. The Board will evaluate whether the Company’s approach is the most appropriate to ensure an independent, experienced and dedicated Board with an appropriate mix of skills.
Proposal No.3: Should the Board “CONVEY” to Senior Management that “NO EXCUSES WILL BE ACCEPTABLE ANYMORE” and that “MANAGEMENT WILL BE MADE ACCOUNTABLE TO DELIVER SUSTAINABLE PROFITS OR BE TERMINATED WITHOUT COMPENSATION”?
THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO.3 FOR THE FOLLOWING REASONS:
The Board is of the opinion that the Company’s current compensation practices for senior executives already effectively address some of the concerns addressed by this proposal.
It is the responsibility of the Human Resources and Compensation Committee (the “HRC Committee”) of the Board to make recommendations to the Board on all major compensation policies of the Company and to oversee all aspects of compensation for its senior executives. The HRC Committee is composed entirely of independent directors. The HRC Committee has established compensation programs for executives of the Company designed to support the Company’s vision to be the world’s leading forest products company by creating a strong link between the interests of the shareholders, the Company’s financial performance and the total compensation of the Company’s executives. A significant component of senior executives’ total compensation is variable by nature, and therefore at risk, and may only be earned by meeting challenging individual and Company performance goals. The Company’s compensation practices for senior executives are in line with those of the industry. Further details on these programs are available on pages 17 to 24 of this Management Proxy Circular.
The Board and the HRC Committee continuously review senior management’s performance, whether through pre-determined key performance indicators called Closely Watched Numbers (“CWNs”) (described on pages 19 and 20 of this Management Proxy Circular) or comparative measures with the Company’s competitors, or through programs such as the Company’s 2005 in-depth operational review.
The Company made progress in 2005 to position itself to start producing sustainable profits in the future. It also delivered better results than most of its competitors in the industry. The Board will continue to push Management to ensure that it delivers on these results.
Proposal No.4: Should the Board “REFUSE TO GRATIFY CURRENT MANAGEMENT MEMBERS FROM ANY BONUS AND GRANT OF OPTIONS UNTIL THE SHARE PRICE IS BACK TO 10$ CANADIAN”?
THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO.4 FOR THE FOLLOWING REASONS:
As mentioned above, a significant component of senior executives’ total compensation is variable by nature, and therefore at risk, and may only be earned by meeting challenging individual and Company performance goals. It is the HRC Committee’s policy to tie annual incentive compensation to measurable corporate and, in most cases, to respective division results. Consequently, the Company uses CWNs to set measurable stretch targets. The HRC Committee reviews and recommends to the Board the corporate CWNs at the beginning of each year and assesses performance based on actual results once the financial year is completed. Each division has its own CWNs. Additional information on the CWNs can be found on pages 19 and 20 of this Management Proxy Circular.
While the maximum annual incentive payment based on the results of the CWNs can reach 125% of the President and Chief Executive Officer’s annual salary, and between 80% and 100% of other senior management’s, actual payouts over the past five years as a percentage of the maximum possible incentive payouts were as follows:

	2001	2002	2003	2004	2005
President and CEO	80.7%	57.2%	27.5%	40.5%	28.9%
Senior Executives (average)	79.6%	61.1%	34.9%	44.6%	39.3%
The Company’s overall compensation system is subject to regular review by the HRC Committee. In 2003-2004, this review led to the adoption of a Restricted Share Unit Plan, which the Board believes more appropriately rewards participants for the true performance of the Company than options. As a result, the value of option grants have diminished by 45% compared to prior to the adoption of the Restricted Share Unit Plan. Currently, options outstanding represent approximately 3.0% of the total outstanding shares of the Company, with the total of options that may be issued under the plan representing only 4.3%. Since 2001, 0.14% of outstanding options have been exercised.
In line with normal review practices, the Board plans another review of the Company’s overall compensation system in 2006.
Proposal No.5: Should the Board “DESIGN AND IMPLEMENT PROGRESSIVELY A SHARE BUYBACK PROGRAM UNTIL THE COMPANY’S SHARE PRICE REACHES $12.00 CANADIAN”
THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL NO.5 FOR THE FOLLOWING REASONS:
The Company has approved share buy-back programs in the past, in the form of normal course issuer bids. In recent years, given the structural changes under way in the paper industry and the escalating Canadian dollar, the Company has focused on the reduction of long-term debt. As of year-end 2005, total long-term debt was $3.8 billion, representing a 38% reduction from 2001 levels when debt stood at $6.1 billion. The sale of PanAsia Paper Company Ltd. (“PanAsia”) in 2005 effectively reduced company debt by one billion dollars, including the elimination from its books of the Company’s portion of PanAsia’s debt. The Board believes the Company has acted correctly in focusing on debt reduction as one of the key elements for returning to profitability. This remains our focus for 2006 as a lower debt level will benefit shareholders but this does not exclude future share buy-back programs from consideration in future years.

SCHEDULE B
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101, entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) and the associated National Policy 58-201, entitled “Corporate Governance Guidelines” (“NP 58-201”) which require the Company to disclose in this Management Proxy Circular information relating to its corporate governance practices. These new rules replace the fourteen Corporate Governance guidelines of the Toronto Stock Exchange. Reference is made to the Company’s Annual Information Form for the year ended December 31, 2005 for disclosure of information relating to the Company’s Audit Committee, as required under Multilateral Instrument 52-110, entitled “Audit Committees” (“MI 52-110”).
The Company’s shares are also listed on the New York Stock Exchange (the “NYSE”). In 2003, the NYSE adopted new corporate governance rules, which were recently amended (as amended, the “NYSE Standards”). As a foreign private issuer on the NYSE, the Company is generally permitted to comply with Canadian governance standards in lieu of the NYSE Standards applicable to U.S. domestic issuers. The Company is, however, required to follow certain requirements applicable to audit committees and must disclose any practices that differ significantly from the NYSE Standards.
The Sarbanes-Oxley Act provides additional disclosure rules that apply to the Company addressing matters such as the reporting of concerns and complaints by employees and codes of ethics.
The corporate governance practices and policies of the Company have been developed under the general stewardship of the Corporate Governance Committee of the Board. The Company’s governance practices are believed by the Board to be in full alignment with the requirements and guidelines of NI 58-101 and NP 58-201 and the applicable requirements of the Sarbanes-Oxley Act. The Company also complies with all mandatory requirements of the NYSE and all other non-mandatory NYSE Standards, except as disclosed below. The Company reviews its practices on a continuing basis to ensure compliance with evolving laws and regulations. In this regard, the Corporate Governance Committee, together with Management, has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Company’s commitment to exemplary corporate governance.
The following chart provides an analysis of the Company’s governance practices, as at March 2, 2006, in relation to each of the corporate governance disclosure requirements of the Canadian Securities Administrators set out in NI 58-101 and Form 58-101F1, and the governance standards of the Sarbanes-Oxley Act and of the NYSE.

Corporate Governance disclosure requirements	Comments
1. BOARD OF DIRECTORS

(a) Disclose the identity of directors who are independent.	The Board has reviewed the independence of each director, within the meaning of NI 58-101. Of all of the Company’s directors, the Board has determined that only John W. Weaver, the President and Chief Executive Officer of the Company, is not “independent”, within the meaning of NI 58-101. The Board has determined that all of its other directors are currently “independent” within the meaning of NI 58-101, including Mr. John Q. Anderson, who is a first-time nominee to the Board.

In determining whether directors are independent, the Board considers and discusses the nature and materiality of all direct or indirect relationships between each director and the Company or its subsidiaries and affiliates, including any family, customer, joint venture, partnership, supplier or service

Corporate Governance disclosure requirements		Comments
provider relationships. Relationships analysed by the Board for purposes of its 2006 independence analysis, include Marlene Davidge’s and David Ward’s relationships as partners of firms providing legal services to the Company.

After considering the nature of the services provided by the law firms (including the amount of compensation received by the firms and the level of involvement of each director in the provision of the services), the Board has concluded that the service provider relationships described above are not material enough to interfere with the ability of either Mrs. Davidge or Mr. Ward to act in the Company’s best interest. Mr. Ward will be leaving the Board on May 9, 2006.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	As indicated in section 1(a) above, only John W. Weaver, being the President and Chief Executive Officer of the Company, is not an “independent” director, within the meaning of NI 58-101.

(c)	Disclose whether or not a majority of the directors are independent.	The Board has determined that nine out of the ten directors of the Company nominated for election are “independent”, within the meaning of NI 58-101.

NYSE STANDARDS

	Under the NYSE Standards, there is a similar requirement that a majority of directors be “independent”. Such independence is contingent on an affirmative determination by the Board that a director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Certain listed relationships serve as bars to independence. The prohibition generally extends for a period of three years following the end of the relationship.	Under the NYSE Standards, the Board has determined that John W. Weaver is not considered “independent”. All other directors are deemed “independent” for purposes of the NYSE Standards.

(d)	If a director is presently a director of any issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All directorships with other reporting issuers for each director are set out in this Management Proxy Circular in the table on pages 9-11.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	As further discussed on page 13 of this Management Proxy Circular, following each meeting, the Board conducts “in camera” sessions, which are presided over by the Chair of the Board, at which no Management directors or members of Management are present. There were thirteen “in camera” sessions of independent directors between January 1, 2005 and March 2, 2006.

Corporate Governance disclosure requirements		Comments
(f)	Disclose whether or not the chair of the board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	The position of Chief Executive Officer and Chair of the Board are split. Mr. Richard Drouin, the Chair of the Board, is an independent director.

The Chair of the Board has the responsibility of overseeing the efficient operation of the Board and its committees. The Chair acts as an ex-officio member of each committee of the Board and, as such, one of his principal duties is to properly evaluate the effectiveness of the committee structure and the quality of Management’s work that is presented in support of the decision-making process of the Board. The Chair also serves as Chair of the Corporate Governance Committee of the Board.

NYSE STANDARDS

	The NYSE Standards also contain a similar requirement that non-management directors meet at regularly scheduled executive sessions without management and require a company to disclose a method for interested parties to communicate directly with non-management directors.	The Chair of the Board presides over non-Management directors’ meetings. Any interested party may communicate with the Chair regarding any other concerns at the Company’s corporate address: 1155 Metcalfe Street, Suite 800, Montréal, Québec, H3B 5H2, Canada.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the most recently completed financial year.	A record of the attendance of each director at meetings of the Board and its committees since the beginning of the last financial year is set out under the heading “Composition and Attendance since Previous Annual Meeting” on page 13 of this Management Proxy Circular.

2. BOARD MANDATE

	Disclose the text of the board’s written mandate.	The Board’s mandate is attached as Schedule C to this Management Proxy Circular and is also available on the Company’s website at www.abitibiconsolidated.com.

The mandate of the Board provides that the Board oversees the management of the business and affairs of the Company. The Board is responsible for the stewardship of the business of the Company and, as part of such responsibility, assumes responsibility for the following matters: corporate behavior and governance, strategic direction and planning, senior management appointment, evaluation, succession planning and compensation, pension fund matters, internal controls and audit process, communications and environmental, health and safety matters.

Corporate Governance disclosure requirements			Comments
3. POSITION DESCRIPTION

(a)		Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The mandates of the chairs of the Board and of each committee of the Board are described in the Board’s and each committee’s charter, which are available on the Company’s website at www.abitibiconsolidated.com. The Board’s charter is also attached as Schedule C to this Management Proxy Circular.

The Chair of the Board is charged with the responsibility of overseeing the efficient operation of the Board and its committees. The Chair acts as an ex-officio member of each committee of the Board and, as such, one of his principal duties is to properly evaluate the effectiveness of the committee structure and the quality of Management’s work that is presented in support of the decision-making process of the Board. The Chair also serves as the Chair of the Corporate Governance Committee of the Board. The Chair of the Board also presides at the annual shareholders’ meeting.

The responsibilities of the chair of each committee include (i) presiding at meetings of such committee, (ii) providing leadership to enhance the effectiveness and focus of the committee, (iii) ensuring that the committee has access to timely and relevant information and resources to support its work, (iv) setting with Management the agenda for each meeting, and (v) acting as liaison between the committee and the Board, and the committee and Management.

(b)		Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board delegates the responsibility and authority for the day-to-day operation of the Company to the President and Chief Executive Officer and to Management. In doing so, the President and Chief Executive Officer must act honestly and in good faith with a view to the best interests of the Company. Based on these principles, the Human Resources and Compensation Committee has adopted a position description for the President and Chief Executive Officer of the Company.

4. ORIENTATION AND CONTINUING EDUCATION

(a)		Briefly describe what measures the board takes to orient new members regarding	The Company conducts a comprehensive orientation program for new directors, which includes orientation sessions with other Board members and senior management, as well as the distribution of relevant materials on the Company and the industry.

	(i)	the role of the board, its committees and its directors, and

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	(ii)	the nature and operation of the issuer’s business.	Each director receives an information binder which includes information pertaining to the functioning of the Board, financial information of the Company, investor relations presentations, recent press releases, the current annual report and most recent Management Proxy Circular.

Directors regularly meet with Management and are given periodic presentations on a particular business unit or on recent business or regulatory developments.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors.		Management has developed a continuing education program intended to broaden and deepen directors’ competencies and experience. This program includes presentations from senior management on topics of particular relevance for the Company’s business, other presentations by experts on subjects such as the economy and the markets and tours of the Company’s production and operation sites. Management also keeps directors informed of changes within the Company and of regulatory and industry requirements and standards.

5. ETHICAL BUSINESS CONDUCT

(a)	Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:		The Company has adopted a code of conduct for senior management and directors, a code of conduct for non-unionized employees and a policy entitled "Principles of ethical behavior and good conduct for all employees of Abitibi-Consolidated ” addressed to the Company’s unionized employees. Both codes and the policy are in line with the guidelines of NP 58-201 and the requirements of the Sarbanes-Oxley Act and the NYSE Standards. All three documents are published on the Company website at www.abitibiconsolidated.com.

	(i)	disclose how an interested party may obtain a copy of the written code;	The Company will provide any person, upon request to the Secretary of the Company, with a copy of the codes of conduct and of the policy free of charge. These documents are also published on the Company’s website at www.abitibiconsolidated.com.

	(ii)	describe how the board monitors compliance with its code; and	The Board, through the Corporate Governance and the Audit committees, is regularly informed by Management of the compliance with the codes of conduct and also ensures that Management encourages and promotes a culture of ethical business conduct.

The internal audit department reports on a regular basis to the Audit Committee on, notably, matters that may arise under the codes of conduct and policy, while the legal department reports to the same committee on the Company’s compliance with the laws and regulations that govern it. As well, all directors and managers of the Company are required to sign the code of conduct

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applicable to them on a yearly basis, while non-unionized employees sign it at the start of their employment with the Company.

Furthermore, all three documents provide a procedure for receiving, retaining and handling complaints, including the anonymous submission of complaints concerning accounting, internal controls and auditing matters, in compliance with the rules promulgated under the Sarbanes-Oxley Act and with NP 58-201. Management is expected to report on these matters to the Audit Committee, which in turn reports to the Board on a regular basis.

For further details, see the charter of the Audit Committee setting out its responsibilities. A copy of that document may be found on the Company’s website at www.abitibiconsolidated.com or in the Company’s Annual Information Form for the year ended December 31, 2005.

(iii) provide a cross reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No waivers under the code of conduct for senior management and directors were granted by the Company and no action by a director or officer constituted a departure from the code during the 2005 financial year.

SARBANES-OXLEY ACT

The rules promulgated under the Sarbanes-Oxley Act require public companies to disclose whether they have adopted a “code of ethics” for their executive officers and senior financial officers. A code of ethics must be designed to deter wrongdoing and to promote certain listed items.	The above described codes of conduct and policy meet the requirements of the Sarbanes-Oxley Act.

The audit committee of the company must ensure that the company puts in place a procedure for receiving, retaining and handling complaints concerning accounting, internal controls and auditing matters, including on an anonymous basis.

NYSE STANDARDS

The NYSE Standards require U.S. listed companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	The above described codes of conduct and policy meet the requirements of the NYSE standards.

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(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	With regard to transactions or agreements in respect of which a director may have a material interest, the director is required to disclose his or her interest in accordance with the Canada Business Corporations Act and must exclude himself or herself from any discussions or vote relating to such transaction or agreement.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company has adopted a set of values, including “integrity and open communication”. In accordance with this value, the Board expects all employees of the Company, including Management, to hold themselves to the highest standard of ethical behavior. The Company believes that the integrity of its organization was built by creating an atmosphere of trust and mutual respect among employees and between the Company and its other stakeholders. All stakeholders have a right to expect honest, two-way communication in all conversations. The Company has also adopted a Disclosure Policy in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.

6. NOMINATION OF DIRECTORS

(a)	Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance Committee is responsible for developing criteria governing the size and overall composition of the Board. The committee periodically examines whether the Board is large enough to benefit from a wide variety of ideas and viewpoints without compromising the communication among the directors and between the directors and Management. On the recommendation of the Corporate Governance Committee, the size of the Board has been set at ten directors.

The Corporate Governance Committee is also responsible for recommending nominees for directorships in consultation with the Chair and the President and Chief Executive Officer. The committee monitors the membership of the Board to ensure that qualifications under any applicable laws are maintained and situations of conflict of interest are avoided. The committee annually establishes a list of desired traits and characteristics for directors to ensure that new nominees possess attributes that will complement the overall Board expertise and experience at any given time.

For further details, see the charter of the Corporate Governance Committee, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

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(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The Board has determined that the Corporate Governance Committee is currently composed entirely of “independent” directors, within the meaning of NI 58-101 and of the NYSE Standards.

NYSE STANDARDS

	The NYSE Standards require that the nominating/corporate governance committee be composed entirely of “independent” directors. The committee is also required to have a written charter addressing certain listed matters.	The Board has adopted a written charter for the Corporate Governance Committee setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the Corporate Governance Committee with regard to the nomination and compensation of directors are more fully described in sections 6(a), 7(a) and 9 of this table.

7. COMPENSATION

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Director’s compensation

The Corporate Governance Committee reviews the adequacy and form of compensation of directors annually. In so doing, the committee examines both the nature and levels of compensation paid at comparable publicly traded companies. The results of the review are discussed at the Board, along with related recommendations of the committee for Board approval.

A more detailed description of the compensation of directors is provided on page 14 of this Management Proxy Circular.

Senior management compensation

The Board has delegated to the Human Resources & Compensation Committee (the “HRC Committee”) the responsibility for recommending to the Board the compensation of the President and Chief Executive Officer and of senior management, taking into consideration the Board’s expectations and pre-approved objectives. The HRC Committee has established compensation programs for the President and Chief Executive Officer and senior management of the Company designed to support the Company’s vision to be the world’s leading forest products company by creating a strong link between the interests of the shareholders, the Company’s financial performance and the total compensation of the Company’s executives. A more detailed description of the compensation of the President and Chief Executive Officer and senior management is provided on pages 17-24 of this Management Proxy Circular.

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(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	The Board has determined that the HRC Committee and the Corporate Governance Committee are currently composed entirely of “independent” directors, within the meaning of NI 58-101 and of the NYSE Standards.
NYSE STANDARDS

	The NYSE Standards require that the compensation committee be composed entirely of “independent” directors. The committee is also required to have a written charter addressing certain listed matters.	The Board has adopted a written charter for the HRC Committee setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the Corporate Governance Committee with regard to the nomination and compensation of directors are more fully described in sections 6(a), 7(a) and 9 of this table.

With regard to senior management, the Board assumes directly the following responsibilities in matters of succession planning and makes decisions on such matters on the recommendation of the HRC Committee:
• selecting and appointing the President and Chief Executive Officer;
• reviewing the performance and approving the compensation of the President and Chief Executive Officer and senior management, taking into consideration Board expectations and pre-approved objectives; and
• reviewing the essential elements of short-term and long-term senior executive succession planning.

The Board has also delegated to the HRC Committee additional succession planning responsibilities, including:
• approving the hiring and promoting of senior management; and
• reviewing Management’s plans and activities for the development of key managerial personnel.

The Board has adopted a written charter for the HRC Committee setting out its responsibilities, a copy of which may be found on the Company website at www.abitibiconsolidated.com.

d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.	The Company has not retained at any time since the beginning of its most recently completed financial year the services of compensation consultants or advisors for such mandates.

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8.	OTHER BOARD COMMITTEES
	If the board has standing committees other than audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee, the HRC Committee and the Corporate Governance Committee, the Board also has an Environment, Health & Safety Committee (the “EHS Committee”), whose members have been determined to be “independent”, within the meaning of NI 58-101, and whose role is to oversee all matters of environmental, health and safety.

The composition of each Board committee and the attendance records of directors can be found on page 13 of this Management Proxy Circular.

The charters of the Board committees are available on the Company website at www.abitibiconsolidated.com. The Corporate Governance Committee reviews these charters as well as the charter of the Board on a yearly basis for final review and approval by the Board.

9.	ASSESSMENTS
	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	The Corporate Governance Committee has the mandate and responsibility to oversee on an annual basis the evaluation of the performance and effectiveness of the Board and each of its committees, in consultation with the President and Chief Executive Officer.

Annually, the Board and its members survey the effectiveness and contribution of the Board and its committees, including the operation of the Board, the Board structure, the adequacy of information provided to directors, and the effectiveness of the Chair of the Board in managing the meetings of the Board and the strategic direction of the Company. The evaluation of the Board and its committees is undertaken in light of their respective charters.

The Chair of the Board also evaluates on an annual basis the performance and contribution of each director in light of certain expected skills and competencies on a variety of topics, including strategic insight, participation and accountability, in order to provide them with constructive feedback to help them improve their performance. The Chair shares with the Corporate Governance Committee the results of this evaluation and discussion. Individual directors are also evaluated on an annual basis by their peers.

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AUDIT COMMITTEE INFORMATION[1]
Composition of the Audit Committee.	The Audit Committee is composed entirely of “independent” directors, within the meaning of MI 52-110.

Audit Committee charter.	The Board has adopted a written charter for the Audit Committee that sets out the roles and responsibilities of the committee, which is attached as Exhibit “A” to the Company’s Annual Information Form for the year ended December 31, 2005 and can be found on the Company’s website at www.abitibiconsolidated.com.

Pre-approval policies and procedures for external auditor service fees.	See pages 15-16 of this Management Proxy Circular for information relating to the policy and procedures for pre-approval of auditors’ services and a breakdown of the Company’s auditor fees for the last completed fiscal year.

Financial literacy and financial expertise of Audit Committee members.	All the Audit Committee members are financially literate.

“Financially literate”, under MI 52-110, means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breath and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

1.	Reference is made to the Company’s Annual Information Form for the year ended December 31, 2005 for disclosure of information relating to the Company’s Audit Committee, as required under Multilateral Instrument 52-110, entitled “Audit Committees” (“MI 52-110”).

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SARBANES-OXLEY ACT
The Audit Committee must have at least one financial expert.

“Financial expert” means (a) an understanding of GAAP and financial statements, (b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the company’s financial statements, or experience actively supervising one or more persons engaged in such activity, (d) an understanding of internal controls for financial reporting, and (e) an understanding of audit committee functions.		The Board has designated Mr. Gary J. Lukassen as the Audit Committee’s financial expert. Mr. Lukassen is a Chartered Accountant from McGill University, and has extensive experience in the area of business and finance. Mr. Lukassen was the Chief Financial Officer of the Hudson’s Bay Company for over twelve years and has been chairman of various audit committees for many years.

A person must have acquired such attributes through any one or more of the following:

(a)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant or auditor or person performing similar functions;

(c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	other relevant experience (a brief description of which must be disclosed).

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NYSE STANDARDS
The NYSE Standards also contain certain rules pertaining to audit committees, including:		The Company is in compliance with all NYSE audit committee requirements, except for requirements relating to the preparation of an audit committee report for inclusion in its annual proxy circular, as no report need be prepared by the Company as a foreign private issuer under U.S. law.
a.	requirements on independence (members must satisfy the independence criteria of the NYSE Standards (as discussed in item 2 above) and of Rule 10A-3 under the U.S. Securities Exchange Act of 1934);

b.	rules on financial literacy of members;

c.	matters to be addressed by the committee’s charter; and

d.	the existence of an internal audit function.

SCHEDULE C
ABITIBI-CONSOLIDATED INC.
CHARTER OF THE BOARD OF DIRECTORS
1. GOALS
•	To enhance the long-term value for Abitibi-Consolidated shareholders; and

•	To preserve and protect the underlying value of the Company for the benefit of its shareholders while taking into account the interests of other stakeholders.
2. BOARD SIZE AND COMPOSITION
2.1 Board Size
The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be at least 3 and no more than 21, the whole in accordance with the Company’s articles. Currently, the Board has established that between 10 and 12 directors is an optimal number for the Board to efficiently discharge its responsibilities.
2.2 Board Composition
A majority of the directors shall be independent directors as affirmatively determined by the Board using the definitions contained in the Canadian securities rules and regulations and the NYSE Listing Requirements.
2.3 Qualities of Board Members
As a general objective, the Board will assure itself that it is composed of directors with diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Company and that each director will serve the Board to best discharge its responsibilities.
2.4 Election and Appointment of Directors
Directors shall be elected by the shareholders annually for a one year term.
3. BOARD STRUCTURE
3.1 Committees of the Board
The Board may appoint committees to review specific areas of the Board’s responsibilities. Each committee will have a written charter that incorporates all applicable legal and stock exchange listing requirements and such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate. To the extent required under the laws, regulations and listing requirements to which the Company is subject, members of these committees shall be independent from the Company. Each non-management director should serve on at least two committees. In addition, the Board may appoint ad hoc committees as may be needed from time to time to address other issues. The Chief Executive Officer shall be a non-voting ex officio member of all committees. The committees may hold in-camera sessions where management, including directors who are members of management, is asked to withdraw. Minutes of committee meetings shall be circulated to all Board members.
The Board shall appoint annually a chair for each committee of the Board from the members of the Board who are independent from the Company. The Chair of a committee is charged with the responsibility of overseeing the efficient operation of such committee.
3.2 Chair of the Board
The Board shall appoint annually a chair from the members of the Board.
The Chair of the Board is charged with the responsibility of overseeing the efficient operation of the Board and its committees. The Chair shall act as an ex-officio member of each committee of the Board and, as such, one of his principal duties will be to properly evaluate the effectiveness of the committee structure and the quality of management’s work that is presented in support of the decision-making process of the Board.
3.3 Evaluation of the Board and its Committees
Annually, the Board and its members will survey the effectiveness and contribution of the Board and its committees, including the operation of the Board, the Board structure, the adequacy of information provided to directors, and the effectiveness of the Chair in managing the meetings of the Board and the strategic direction of the Company. The evaluation of the Board or a Board committee will be undertaken in light of their respective charters.
The Chair shall also evaluate on an annual basis the performance and contribution of each director in light of certain expected skills and competencies on a variety of topics, including strategic insight, participation and accountability, in order to provide them with constructive feedback to help them improve their performance. The Chair will share with the committees responsible for corporate behavior and governance matters the results of this evaluation and discussion. Furthermore, Board members shall be evaluated on an annual basis by their peers.
This Charter will be reviewed annually by the Board.
4. RESPONSIBILITIES
The Board shall oversee the management of the business and affairs of the Company.
The Board recognizes it is responsible for the stewardship of the business of the Company and, as part of such responsibility, assumes responsibility for the following matters:
4.1 Corporate Behavior and Governance
•	Monitoring the performance of the Company, its Chief Executive Officer and its senior management to ensure that the affairs of the Company are conducted in an ethical and moral manner.

•	Satisfying itself as to the integrity of its Chief Executive Officer and other executive officers and their ability to promote a culture of integrity within the Company.

•	Monitoring the Company’s approach to corporate governance issues and evaluate its practices with regard to their conformity with the laws, regulations and listing requirements to which the Company is subject.

•	Monitoring the size and overall composition of the Board.

•	Recommending candidates for election or appointment to the Board.

•	Reviewing and approving such continuous and material disclosure documents as may be required in conformity with the laws, regulations and listing requirements to which the Company is subject, or as determined by the Board from time to time.

•	Reviewing related party transactions.

•	Adopting a code of business conduct for the Company that governs the behaviour of directors, officers and employees of the Company, and being regularly informed by management of the compliance with such code. The Board shall have sole authority to grant any waiver from the requirements of the code of business conduct for the benefit of any of the Company’s directors or senior management.
4.2 Strategic Direction and Planning
•	Reviewing, discussing and approving the Company’s strategic planning and organizational structure and process.

•	Reviewing, on an annual basis, the Company’s principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks.

•	Reviewing with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities.

•	Discussing with management key strategic issues.

•	Reviewing and approving the Company’s three-year strategic plan, as well as the annual business plan, including operating and capital budgets.
4.3 Senior Management Appointment, Evaluation, Succession Planning and Compensation
•	Selecting and appointing the Chief Executive Officer and appointing senior management.

•	Monitoring the Chief Executive Officer’s and senior management’s performance taking into consideration Board expectations and fixed objectives.

•	Approving the Chief Executive Officer’s corporate objectives.

•	Approving the Chief Executive Officer’s and senior management’s compensation.
4.4 Pension Fund Matters
•	Supervising the administration, investment strategy and solvency of the Company’s pension funds.
4.5 Internal Controls and Audit Process
•	Monitoring the integrity of corporate internal control procedures and management information systems to manage the Company’s key business risks and ensure that the value of the underlying asset base is not eroded.

•	Monitoring the audit process and the integrity of the Company’s financial reporting.

•	Overseeing the qualification and independence of the Company’s external auditors, including approving the terms of their audit and non-audit engagements, and assessing their performance.
4.6 Communications
•	Ensuring that the Company puts in place, and reviews on a regular basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective disclosure.

•	Ensuring that a process is in place so that stakeholders may communicate with the Board and individual board members through the Company’s corporate secretary.
4.7 Environmental, Health and Safety
•	Reviewing the adequacy of the environmental, health and safety programs and to assess the performance of the Company under such programs.

5. BOARD FUNCTIONNING
5.1 In-camera sessions
The Board shall hold at every regular board meeting in-camera sessions where management, including directors who are members of management, is asked to withdraw.
5.2 Board information
Periodically, the Board shall review the appropriateness of written and oral presentations provided by management. Management shall send to the directors all relevant material sufficiently in advance of each meeting. Directors are expected to prepare for and review all meeting material in advance of each meeting. Directors may request that items be added to the agenda as needed.
5.3 Delegation of Authority
The Board shall ensure that the proper procedures to determine appropriate approval levels for senior management and the Chief Executive Officer are in place and reviewed periodically.
5.4 Board meetings
The time and place of the meetings of the Board and the calling of meetings and the procedure at such meetings shall be determined by the Board. The Board shall meet at least six (6) times a year. Board members are expected to attend in person all regularly scheduled meetings.
5.5 Access to officers and employees, hiring of outside advisors
In discharging its duties and responsibilities in connection with any meeting of the Board or of any of the committees, the Board:
(i)	shall have access to the employees and management of the Company,

(ii)	may invite officers, employees or any other person to attend meetings of the Board or of any committee of the Board to assist in the discussion and examination of the matters under consideration by the Board or such committee, and

(iii)	may conduct such examinations, investigations or inquiries, and engage such special legal, accounting or other external advisors, at the expense of the Company, at such times and on such terms and conditions as the Board considers appropriate.
In conducting the above matters, the Board will be coordinating with the Chair and the Chief Executive Officer of the Company.
6. DIRECTORS’ REMUNERATION AND STOCK OWNERSHIP GUIDELINES
Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time. The Board shall review annually the remuneration structure of the members of the Board and the Chair, as well as the stock ownership guidelines for members of the Board it adopts from time to time.